

Mail Stop 3561

May 25, 2018

James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re:** **FinTech Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 9, 2018**
> **File No. 333-223936**

Dear Mr. McEntee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2018 letter.

Questions and Answers about the Proposals for Stockholders, page 3

Why am I receiving this proxy statement/prospectus?, page 3

1.    Please update the ownership percentages here and on pages 14, 46, and 95 to reflect the most recent estimate of the number of shares you will issue as part of the merger consideration. We note your revised cover page disclosure that you will issue "an estimated 17.5 million shares of our common stock assuming the Merger is completed on June 30, 2018, the anticipated closing date."

Proposal No. 1 — The Merger Proposal, page 64

The Merger Agreement, page 64

Shareholders Agreement, page 75

2.      We note that in response to comment 13, you have added disclosure to page 75
        stating: "It is anticipated that concurrently with the closing of the Merger, Interwire
        LLC will make a distribution of the Common Stock Merger Consideration to its
        members in accordance with their respective equity interests in Interwire LLC."
        Please confirm to us that Interwire LLC will make the distribution of your shares to
        its members pursuant to an exemption from registration, tell us which exemption it
        will use, and explain why the exemption is available.  Otherwise, please revise your
        proxy statement/prospectus to identify Interwire LLC as an underwriter with respect
        to the distribution or provide us with your analysis as to why Interwire LLC is not an
        underwriter within the meaning of Securities Act Section 2(a)(11).

Background of the Merger, page 76

3.      We note your revisions in response to comment 18, including your revised disclosure
        on page 79 which clarifies that you discussed "changes to the mix of cash and
        common stock payable" with Intermex at the September 13, 2017 meeting.  Please
        expand your disclosure to describe the negotiations surrounding the mix of cash and
        stock consideration to be issued.

4.      We note that in response to comment 16, you have provided disclosure on page 78
        regarding Cantor Fitzgerald's role in the merger discussions.  Please further expand
        this disclosure to clarify that, as you indicate on page F-9, Cantor Fitzgerald will not
        be entitled to any deferred IPO compensation if you do not consummate a business
        combination by January 25, 2019 and to disclose what, if any, consideration the
        Board gave to Cantor Fitzgerald's role in light of this conflict of interest.

Information about Intermex, page 134

Overview, page 134

5.      We reviewed your response and revisions made in response to comment 28.  Please
        revise to present Net Income prior to Adjusted EBITDA.  Refer to Question 102.10 of
        the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial
        Measures.  In addition, please revise to present reconciliations which shall be
        quantitative, to the extent available without unreasonable efforts, of the differences
        between 2012 through 2014 adjusted EBITDA with the most directly comparable

financial measure calculated and presented in accordance with GAAP.  Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Financial Statements, page F-1

6.      Please update the financial statements and financial information included in the filing to include interim periods ended March 31, 2018 and March 31, 2017.  Refer to Rule 3-01 of Regulation S-X.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.  Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products